COVER LETTER BY EDGAR

September 12, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kathleen Collins, Accounting Branch Chief
Kari Jin Staff Accountant

Re:	Novatel Wireless, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 16, 2007
Form 8-Ks Filed on May 1, 2007 and August 6, 2007
File No. 000-31659

Dear Ms. Collins and Ms. Jin:

This letter sets forth the responses of Novatel Wireless, Inc. (the “Company”) to the comments set forth in the Staff’s letter dated August 23, 2007, in connection with the Company’s Form 8-Ks filed on May 1, 2007 and August 6, 2007. For your convenience, we have enclosed a copy of the Staff’s letter, and in this letter have set forth the comment from the Staff’s letter followed by the Company’s response.

Comment: We note your response to our prior comment no. 5 where you indicate that you will revise your disclosure in future filings to comply with Item 10 (e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures (FAQ). We note, however, that you did not make any revisions to the Company’s August 6, 2007 Form 8-K as the disclosures regarding “Use of non-GAAP measures” mirror the disclosures in your May 1, 2007 Form 8-K, which were the subject of our original comment. It is not evident from your current disclosure why stock-based compensation expense would not impact ongoing operations as compensation expense is necessary to conduct your core operations. Thus, we are reissuing this comment. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Also tell us why you did not include the reconciliation for Q2 ’07 non-GAAP net income and Q2 ’07 EPS in your Form 8-K filed on August 6, 2007. Supplementally provide your proposed revised disclosure with your response.

Response: It appears the Company did not adequately address the SEC’s comment regarding reconciliation of non-GAAP net income and Q2 ’07 EPS in our Form 8-K filed on August 6, 2007 due to the misapplication of the applicable SEC rules, for which we hereby apologize.

The Company acknowledges the Staff’s comment and will enhance its disclosures to comply with Item 10 (e)(1)(i)(C) and (D) of Regulation S-K and to be in accordance with Question 8 of the related FAQ in its future earnings releases and SEC filings. As discussed with Ms. Jin, no amended filing is required and our proposed disclosures would have read as follows:

In future filings, we will include a tabular reconciliation of non-GAAP net income and diluted earnings per share similar to the following:

	Net Income	Earnings Per Share, Diluted
GAAP	$7,961	$0.25

Adjustment:
Stock-based compensation expense, net of income taxes	1,820	0.06

Non-GAAP	$9,781	$0.31

Additionally, we will include a disclosure regarding the use of non-GAAP financial measures similar to the following:

Note Regarding Use of Non-GAAP Financial Measures

Novatel Wireless has provided in this release financial information that has not been prepared in accordance with GAAP. Non-GAAP net income and diluted earnings per share exclude share-based compensation expenses, net of income taxes. Non-GAAP net income and diluted earnings per share assume a tax rate which management believes reflects its long-term effective tax rate. Novatel Wireless uses these non-GAAP financial measures internally in analyzing its financial results and making operating decisions and believes they are useful to investors, as a supplement to GAAP measures, in evaluating ongoing operating results and trends and in comparing its financial measures with other companies in Novatel Wireless’ industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP net income and diluted earnings per share are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. These non-GAAP financial measures are not intended to be used in isolation and, moreover, they should not be considered as a substitute for net income and diluted earnings per share or any other performance measure determined in accordance with GAAP. We present non-GAAP net income and diluted earnings per share because we consider each to be an important supplemental measure of our performance.

Management uses these non-GAAP financial measures to make operational decisions, evaluate the Company's performance, prepare forecasts and determine compensation. Further, management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance when planning, forecasting and analyzing future periods. The share-based compensation expenses are expected to vary depending on the number of new grants issued to both current and new employees, and changes in the Company’s stock price, stock market volatility, expected option life and risk-free interest rates, all of which are difficult to estimate. In calculating non-GAAP net income and diluted earnings per share, management excludes share-based compensation expenses to facilitate its review of the comparability of the Company's operating performance on a period-to-period basis because such expenses are not, in management's review, related to the Company's ongoing operating performance. Management uses this view of its operating performance for purposes of comparison with its business plan and individual operating budgets and allocation of resources.

We further believe that these non-GAAP financial measures are useful to investors in providing greater transparency to the information used by management in its operational decision making. We believe that the use of non-GAAP net income and diluted earnings per share also facilitates a comparison of Novatel Wireless’s underlying operating performance with that of other companies in our industry, which use similar non-GAAP financial measures to supplement their GAAP results.

Calculating non-GAAP net income and diluted earnings per share have limitations as an analytical tool, and you should not consider these measures in isolation or as substitutes for GAAP net income and diluted earnings per share. In the future, we expect to continue to incur expenses similar to the non-GAAP adjustments described above, and exclusion of these items in the presentation of our non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Some of the limitations in relying on non-GAAP net income and diluted earnings per share are:

•	Other companies, including other companies in our industry, may calculate non-GAAP net income and diluted earnings per share differently than we do, limiting their usefulness as a comparative tool.

•

The Company's income tax expense will be ultimately based on its GAAP taxable income and actual tax rates in effect, which may differ significantly from the effective tax rate used in our non-GAAP financial measures.

In addition, the adjustments to our GAAP financial measures reflect the exclusion of share-based compensation expenses that are recurring and will be reflected in the Company's financial results for the foreseeable future. The Company compensates for these limitations by providing specific information regarding the GAAP amount excluded from the non-GAAP financial measures. The Company further compensates for the limitations of our use of non-GAAP financial measures by presenting comparable GAAP measures more prominently. The Company evaluates the non-GAAP financial measures together with the most directly comparable GAAP financial measures.

Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with our GAAP net income and diluted earnings per share. For more information, see the consolidated statements of income and the "Reconciliation of GAAP to Non-GAAP Financial Measures" contained in this press release.

Please advise Shawn Swaney or Patrick Waters of this office at (858) 812-0669 or (858) 812-0610, respectively, if you have any questions regarding the foregoing. Also, please direct any future correspondence to Shawn Swaney by fax at (858) 812-0669.

Sincerely,

/s/ Shawn Swaney
Shawn Swaney
Corporate Controller